Exhibit 99.1

The following is an excerpted transcript of a response to questions posed during Johnson Controls International plc’s (the “Company”) earnings conference call held on May 1, 2019. The following does not purport to be a complete or error-free statement or summary of the excerpt.

Brian J. Stief, Executive Vice President and Chief Financial Officer:

I would just point out that there’s an opportunity for us to upsize that by $500 million should we decide to do that. So right now, think in terms of $4 billion to $4.5 billion. But our initial play is going to be at the $4 billion level, and we’ll see how demand plays out.

The equity tender offer discussed in this communication has not yet commenced, and there can be no assurances that the Company will commence the equity tender offer on the terms described in this communication or at all. This communication is for informational purposes only. This Communication is not a recommendation to buy or sell the Company’s common stock or any other securities. On the commencement date of the equity tender offer, the Company will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The equity tender offer will be made only pursuant to the offer to purchase, the related letter of transmittal and other related materials filed as part of the Schedule TO with the SEC upon commencement of the equity tender offer. When available, shareholders should read carefully the offer to purchase, letter of transmittal and related materials because they will contain important information, including the various terms of, and conditions to, the equity tender offer. Once the equity tender offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov or from the Company’s information agent in connection with the equity tender offer.